UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-37877

The Bank of N.T. Butterfield & Son Limited
(Translation of registrant’s name into English)

65 Front Street
Hamilton, HM 12
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Effective August 5, 2026, Puglisi & Associates has been appointed as The Bank of N.T. Butterfield & Son Limited’s (the “Company”) authorized representative in the United States for purposes of the Company’s automatic shelf registration statement on Form F-3ASR (File no. 333-277362), and any amendments thereto (the “Registration Statement”). A copy of the executed signature page of the new authorized representative is filed as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

This Report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into Registration Statement.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2026	THE BANK OF N.T. BUTTERFIELD & SON LIMITED

	By:	/s/ Michael Schrum
	Name:	Michael Schrum
	Title:	President and Group Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description

99.1	Appointment of U.S. Authorized Representative

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Exhibit 99.1

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States for The Bank of N.T. Butterfield & Son Limited, is deemed to have signed the Registration Statement (File no. 333-277362) in Delaware on August 5, 2026.

PUGLISI & ASSOCIATES,

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director